Exhibit 99.1

NOTICE TO THE MARKET

ESTABLISHMENT OF COMMERCIAL PAPER PROGRAM

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS” or “Company”) communicates to its shareholders and the market, that the Board of Directors has approved the establishment of its first commercial paper program. The program allows JBS USA Holding Lux S.à r.l., JBS USA Food Company and JBS Luxembourg Company S.à r.l., (collectively, the “Issuers”) to issue up to US$1.000.000.000, due in 397 days, in aggregate principal amount of short-term, unsecured notes (the “Notes”) without registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption from registration provided by Section 4(a)(2) promulgated under the Securities Act (“Commercial Paper Program”).

The Commercial Paper Program will provide another source of short-term capital for the Company and its subsidiaries and further diversifies the Company’s balance sheet. The Company intends to use the proceeds that may be raised through the Notes for general corporate purposes, including the potential repayment of existing debts.

The Notes will be sold in the U.S. commercial paper market under customary market terms. The Notes will be issued by the Issuers and are fully and unconditionally guaranteed by the Company, JBS Global Luxembourg S.À R.L. and JBS Global Meat Holdings Pty. Limited.

The Notes and the Guarantee to be offered under the Commercial Paper Program have not been and will not be registered under the Securities Act, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes under the Commercial Paper Program.

Statements contained in this Notice to the Market (or the documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of JBS S.A. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and beliefs of JBS S.A. about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

São Paulo, December 2, 2024.

Guilherme Perboyre Cavalcanti
Global CFO and Investor Relations Officer